DEBENHAMS

1 Welbeck Street
London W1G 0AA
T: 020 7408 4444
www.debenhams.com

RECEIVED
2008 APR 17 P 12: :8
OFFICE OF INTERNATIONAL
CORPORATE FINANCE

File No: *82-34989*

[redacted]

08001887

7 April 2088

FIRST CLASS MAIL
Securities & Exchange Commission
Division of Corporation Finance
Office of International Corporate Finance
450 Fifth Street, N.W.
Washinton, D.C. 20549
United States

SUPPL

PROCESSED
APR 22 2008 E
THOMSON
FINANCIAL

Dear Sirs

In accordance with the provisions of Rule 12g 3-2(b) of the Securities Exchange Act 1934 ("The Act"), please find enclosed copies of announcements made to the London Stock Exchange and documents filed with the Registrar of Companies during the period 4 March 2008 to 4 April 2008. A schedule detailing the enclosures filed to date is also attached.

Yours faithfully

Sarah Carne
Deputy Company Secretary

dw 4/21

Word/sarah/dbpc/sec/l-usa

PLC – REGISTRATION NUMBER: 5448421
FILINGS WITH SEC SINCE 9 MAY 2006

DATE DOCUMENTS FILED WITH REGISTRAR OR ANNOUNCED TO STOCK EXCHANGE	*TYPE OF FILING*	*DATE FILED WITH SEC*
9-5-06 – 2 JUNE 06	See Exhibit B attached to application letter	8 June 2006
2 June 2006	Form 288b – Secretary Resignation	3 July 2006
6 June 2006	Stock Exchance Announcement – Directors' Interests (MS)	3 July 2006
19 June 2006	Stock Exchance Announcement – Directors' Interests (MS)	3 July 2006
20 June 2006	Stock Exchance Announcement – S.198	3 July 2006
27 June 2006	Stock Exchance Announcement – Block Listing Application	3 July 2006
8 August 2006	Stock Exchange Announcement – Roches Acquisitions	23 August 2006
11 August 2006	Stock Exchange Announcement – S.198	23 August 2006
23 August 2006	Stock Exchange Announcement – S.198	23 August 2006
4 September 2006	Stock Exchange Announcement – S.198	19 September 2006
18 September 2006	Stock Exchange Announcement – Trading Update	19 September 2006
26 September 2006	Stock Exchange Announcement – Notification of Directors Details (DM)	25 October 2006
24 October 2006	Stock Exchange Announcement – Preliminary Results September 2006	25 October 2006
1 November 2006	Form 122/Mem & Arts	10 November 2006
6 November 2006	Stock Exchange Announcement – Directors' Interests	10 November 2006
6 November 2006	Stock Exchange Announcement – S.198	10 November 2006
10 November 2006	Shareholder Mailing – Annual Report/Proxy	10 November 2006
10 November 2006	Stock Exchange Announcement – Notification of filing of Shareholder Mailing with UKLA	10 November 2006
10 November 2006	Stock Exchange Announcement – Annual Information Update	10 November 2006
22 November 2006	Stock Exchange Announcement – S198	4 December 2006
24 November 2006	Stock Exchange Announcement – Directors' Interests	4 December 2006

12 December 2006	Stock Exchange Announcement – AGM Statement	12 December 2006
12 December 2006	Stock Exchange Announcement – AGM Results	12 December 2006
12 December 2006	AGM Resolutions filed with Registrar of Companies	12 December 2006
20 December 2006	Stock Exchange Announcement – Voting Rights	8 January 2007
27 December 2006	Stock Exchange Announcement – Blocklisting Returns	8 January 2007
2 January 2007	Stock Exchange Announcement – S.198	8 January 2007
8 January 2007	Stock Exchange Announcement – S.198	8 January 2007
8 January 2007	Stock Exchange Announcement – S.198	22 January 2007
12 January 2007	Stock Exchange Announcement – S.198	22 January 2007
12 January 2007	Stock Exchange Announcement – S.198	22 January 2007
16 January 2007	Stock Exchange Announcement – Trading Update	22 January 2007
17 January 2007	Stock Exchange Announcement – S.198	22 January 2007
19 January 2007	Stock Exchange Announcement – S.198	22 January 2007
22 January 2007	Annual Accounts for the year ended 2 September 2006	22 January 2007
31 January 2007	Stock Exchange Announcement – Major Interests	19 February 2007
7 February 2007	Stock Exchange Announcement – Major Interests	19 February 2007
15 February 2007	Stock Exchange Announcement – Major Interests	19 February 2007
23 February 2007	Stock Exchange Announcements – Directors Notifications of Interest (J Lovering, R Templeman & C Woodhouse)	5 March 2007
2 March 2007	Stock Exchange Announcment – Major Interests	5 March 2007
8 March 2007	Stock Exchange Announcement – Major Interests	23 March 2007
16 March 2007	Stock Exchange Announcement – Trading Statement	23 March 2007
21 March 2007	Stock Exchange Announcement – Major Interests	23 March 2007
23 March 2007	Stock Exchange Announcement – Major Interests	23 March 2007
13 April 2007	Stock Exchange Announcement – Major Interests	20 April 2007
17 April 2007	Stock Exchange Announcement – Interim Results	20 April 2007
17 April 2007	Stock Exchange Announcement – Resignation of Director	20 April 2007
18 April 2007	Stock Exchange Announcement – Major Interests	20 April 2007
18 April 2007	Stock Exchange Announcement – Major Interests	20 April 2007
20 April 2007	Director Resignation filed with Registrar of Companies	1 June 2007

1 May 2007	Stock Exchange Announcement – Major Interests	1 June 2007
8 May 2007	Stock Exchange Announcement – Major Interests	1 June 2007
9 May 2007	Stock Exchange Announcements – Directors Notifications of Interest (M. Sharp)	1 June 2007
24 May 2007	Annual return – form 363a	1 June 2007
29 May 2007	Stock Exchange Announcement – Major Interests	1 June 2007
30 May 2007	Stock Exchange Announcement – Debenhams Store Visits	1 June 2007
30 May 2007	Stock Exchange Announcement – Major Interests	1 June 2007
4 June 2007	Stock Exchange Announcement – Major Interests	20 July 2007
6 June 2007	Stock Exchange Announcement – Major Interests	20 July 2007
7 June 2007	Stock Exchange Announcement – PDMR Shareholding	20 July 2007
12 June 2007	Stock Exchange Announcement – Major Interests	20 July 2007
22 June 2007	Stock Exchange Announcement – Major Interests	20 July 2007
22 June 2007	Stock Exchange Announcement – Director's Declaration	20 July 2007
27 June 2007	Stock Exchange Announcement – Director's Declaration	20 July 2007
27 June 2007	Stock Exchange Announcement – Blocklisting Interim Review	20 July 2007
27 June 2007	Stock Exchange Announcement – Blocklisting Interim Review	20 July 2007
27 June 2007	Stock Exchange Announcement – Dublin Store	20 July 2007
12 July 2007	Stock Exchange Announcement – Major Interests	20 July 2007
16 July 2007	Stock Exchange Announcement – Major Interests	20 July 2007
16 July 2007	Stock Exchange Announcement – Major Interests	20 July 2007
17 July 2007	Stock Exchange Announcement – Major Interests	20 July 2007
17 July 2007	Stock Exchange Announcement – Major Interests	20 July 2007
20 July 2007	Stock Exchange Announcement – Bauger Press Comment	13 September 2007
1 August 2007	Stock Exchange Announcement – PDMR Shareholding	13 September 2007
1 August 2007	Stock Exchange Announcement – PDMR Shareholding`	13 September 2007
1 August 2007	Stock Exchange Announcement – Major Interests	13 September 2007
2 August 2007	Stock Exchange Announcement – Major Interests	13 September 2007
21 August 2007	Stock Exchange Announcement – Major Interests	13 September 2007

29 August 2007	Stock Exchange Announcement – Major Interests	13 September 2007
17 September 2007	Stock Exchange Announcement – Major Interests	29 October 2007
18 September 2007	Stock Exchange Announcement – Trading Update	29 October 2007
21 September 2007	Stock Exchange Announcement – Major Interests	29 October 2007
26 September 2007	Stock Exchange Announcement – Major Interests	29 October 2007
8 October 2007	Stock Exchange Announcement – Major Interests	29 October 2007
15 October 2007	Stock Exchange Announcement – Major Interests	29 October 2007
15 October 2007	288a and 288b filed with Registrar of Companies dealing with replacement of Secretary	29 October 2007
23 October 2007	Stock Exchange Announcement – Preliminary Announcement	29 October 2007
29 October 2007	Stock Exchange Annnouncement – PDMR Shareholding	29 October 2007
30 October 2007	Stock Exchange Announcement – Major Interests	13 December 2007
2 November 2007	Stock Exchange Announcement – Major Interests	13 December 2007
5 November 2007	Stock Exchange Announcement – Shareholder Mailing	13 December 2007
5 November 2007	Stock Exchange Announcement – Annual Information Update	13 December 2007
12 November 2007	Stock Exchange Announcement - Major Interests	13 December 2007
4 December 2007	Stock Exchange Announcement – Major Interests	13 December 2007
4 December 2007	Stock Exchange Announcement – Appointment of Managing Director	13 December 2007
4 December 2007	Stock Exchange Announcement – Results of AGM	13 December 2007
6 December 2007	Stock Exchange Announcement – Director Declaration	13 December 2007
6 December 2007	Stock Exchange Announcement – Major Interests	13 December 2007
17 December 2007	Stock Exchange Announcement – Major Interests	9 January 2008
27 December 2007	Stock Exchange Announcement – Blocklisting interim review	9 January 2008
27 December 2007	Stock Exchange Announcement – Block listing interim review	9 January 2008
7 January 2008	Registrar of Companies – Annual Accounts for the year ended 1 September 2007	9 January 2008
9 January 2008	Stock Exchange Announcement – Major Interests	9 January 2008
10 January 2008	Stock Exchange Announcement – Major Interests	4 February 2008
15 January 2008	Stock Exchange Announcement – Interim Management Statement	4 February 2008

22 January 2008	Stock Exchange Announcement – Major Interests	4 February 2008
25 January 2008	Stock Exchange Announcement – Major Interests	4 February 2008
28 January 2008	Stock Exchange Announcement – Major Interests	4 February 2008
28 January 2008	Stock Exchange Announcement – Major Interests	4 February 2008
5 February 2008	Stock Exchange Announcement – PDMR Notification	18 February 2008
6 February 2008	Stock Exchange Announcement – Major Interests	18 February 2008
6 February 2008	Stock Exchange Announcement – Investment in Debenhams – Milestone Resources Group	18 February 2008
8 February 2008	Form 288a filed with Registrar of Companies dealing with appoinntment of director	18 February 2008
3 March 2008	Stock Exchange Announcement – Major Interests	4 March 2008
3 March 2008	Stock Exchange Announcement – Major Interests	4 March 2008
3 March 2008	Stock Exchange Announcement – Major Interests	4 March 2008
6 March 2008	Stock Exchange Announcement – Major Interests	7 April 2008
6 March 2008	Stock Exchange Announcement – Major Interests	7 April 2008
11 March 2008	Stock Exchange Announcement – Site Visit	7 April 2008
18 March 2008	Stock Exchange Announcement – Trading Update	7 April 2008
28 March 2008	Stock Exchange Announcement – Major Interests	7 April 2008
1 April 2008	Stock Exchange Announcement – PDMR Notification	7 April 2008
1 April 2008	Stock Exchange Announcement – PDMR Notification	7 April 2008
4 April 2008	Stock Exchange Announcement – PDMR Notification	7 April 2008
4 April 2008	Stock Exchange Announcement – PDMR Notification	7 April 2008
4 April 2008	Stock Exchange Announcement – PDMR Notification	7 April 2008
4 April 2008	Stock Exchange Announcement – PDMR Notification	7 April 2008

REG-Debenhams plc Director/PDMR Shareholding

Released: 04/04/2008

RNS Number:6687R
Debenhams plc
04 April 2008

NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY OR CONNECTED PERSONS

1. Name of the issuer

Debenhams plc

2. Notification relates to a transaction notified in accordance with DTR 3.1.4R (1)(a)

3. Name of person discharging managerial responsibilities/director

Michael Sharp

4. State whether notification relates to a person connected with a person discharging managerial responsibilities/director named in 3 and identify the connected person

Yes, Elaine Agnes Sharp & Nicholas John Shaw, trustees of The Michael Sharp 2008 Discretionary Settlement Trust.

5. Indicate whether the notification is in respect of a holding of the person referred to in 3 or 4 above or in respect of a non-beneficial interest

The notification relates to a gift from Michael Sharp to Michael Sharp, Elaine Agnes Sharp and Nicholas Shaw as trustees of The Michael Sharp 2008 Discretionary Settlement Trust.

6. Description of shares (including class), debentures or derivatives or financial instruments relating to shares

Ordinary shares of £0.0001 each

7. Name of registered shareholders(s) and, if more than one, the number of shares held by each of them

HSBC Client Holdings Nominee (UK) Limited - 5,358,791 ordinary shares

8. State the nature of the transaction

A gift from Michael Sharp to Michael Sharp, Elaine Agnes Sharp and Nicholas Shaw as trustees of The Michael Sharp 2008 Discretionary Settlement Trust.

9. Number of shares, debentures or financial instruments relating to shares acquired

5,358,791

10. Percentage of issued class acquired (treasury shares of that class should not be taken into account when calculating percentage)

0.62%

11. Number of shares, debentures or financial instruments relating to shares disposed

5,358,791

12. Percentage of issued class disposed (treasury shares of that class should not be taken into account when calculating percentage)

0.62%

13. Price per share or value of transaction

Gift

14. Date and place of transaction

2nd April 2008

15. Total holding following notification and total percentage holding following notification (any treasury shares should not be taken into account when calculating percentage)

Following this notification, Michael Sharp and his connected persons are interested in 5,419,549 shares which is 0.63%

16. Date issuer informed of transaction

4th April 2008

If a person discharging managerial responsibilities has been granted options by the issuer complete the following boxes

17 Date of grant

n/a

18. Period during which or date on which it can be exercised

n/a

19. Total amount paid (if any) for grant of the option

n/a

20. Description of shares or debentures involved (class and number)

n/a

21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at the time of exercise

n/a

22. Total number of shares or debentures over which options held following notification

n/a

23. Any additional information

None

24. Name of contact and telephone number for queries

Paul Eardley - Company Secretary - 020 7408 3529

25. Date of Notification

4th April 2008

END

This information is provided by RNS
The company news service from the London Stock Exchange

END
RDSEALLLEEPPEFE

REG-Debenhams plc Director/PDMR Shareholding

Released: 04/04/2008

RNS Number:6683R
Debenhams plc
04 April 2008

NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY OR CONNECTED PERSONS

1. Name of the issuer

Debenhams plc

2. Notification relates to a transaction notified in accordance with DTR 3.1.4R (1)(a)

3. Name of person discharging managerial responsibilities/director

Robert Templeman

4. State whether notification relates to a person connected with a person discharging managerial responsibilities/director named in 3 and identify the connected person

Yes, Jennifer Ann Templeman and Nicholas John Shaw the trustees of The Robert Templeman 2008 Discretionary Settlement Trust

5. Indicate whether the notification is in respect of a holding of the person referred to in 3 or 4 above or in respect of a non-beneficial interest

The notification relates to a gift from Robert Templeman to Robert Templeman, Jennifer Ann Templeman & Nicholas John Shaw as trustees of The Robert Templeman 2008 Discretionary Settlement Trust

6. Description of shares (including class), debentures or derivatives or financial instruments relating to shares

Ordinary shares of £0.0001 each

7. Name of registered shareholders(s) and, if more than one, the number of shares held by each of them

Robert Templeman

8. State the nature of the transaction

A gift from Robert Templeman to Robert Templeman Jennifer Ann Templeman & Nicholas John Shaw as trustees of The Robert Templeman 2008 Discretionary Settlement Trust.

9. Number of shares, debentures or financial instruments relating to shares acquired

12,591,638

10. Percentage of issued class acquired (treasury shares of that class should not be taken into account when calculating percentage)

1.47%

11. Number of shares, debentures or financial instruments relating to shares disposed

12,591,638

12. Percentage of issued class disposed (treasury shares of that class should not be taken into account when calculating percentage)

1.47%

13. Price per share or value of transaction

Gift

14. Date and place of transaction

3rd April 2008

15. Total holding following notification and total percentage holding following notification (any treasury shares should not be taken into account when calculating percentage)

Following this notification, Robert Templeman and his connected persons are interested in 12,941,638 shares which is 1.51%.

16. Date issuer informed of transaction

4th April 2008

If a person discharging managerial responsibilities has been granted options by the issuer complete the following boxes

17 Date of grant

n/a

18. Period during which or date on which it can be exercised

n/a

19. Total amount paid (if any) for grant of the option

n/a

20. Description of shares or debentures involved (class and number)

n/a

21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at the time of exercise

n/a

22. Total number of shares or debentures over which options held following notification

n/a

23. Any additional information

None

24. Name of contact and telephone number for queries

Paul Eardley - Company Secretary - 020 7408 3529

25. Date of Notification

4th April 2008

END

END
RDSEALLLEELPEFE

REG-Debenhams plc Director/PDMR Shareholding

Released: 04/04/2008

RNS Number:6680R
Debenhams plc
04 April 2008

NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY OR CONNECTED PERSONS

1. Name of the issuer

Debenhams plc

2. Notification relates to a transaction notified in accordance with DTR 3.1.4R (1)(a)

3. Name of person discharging managerial responsibilities/director

John Lovering

4. State whether notification relates to a person connected with a person discharging managerial responsibilities/director named in 3 and identify the connected person

Yes,Brenda Joan Lovering and Nicholas John Shaw the trustees of The John Lovering 2008 Discretionary Settlement Trust

5. Indicate whether the notification is in respect of a holding of the person referred to in 3 or 4 above or in respect of a non-beneficial interest

The notification relates to a gift from John Lovering to John Lovering, Brenda Joan Lovering and Nicholas Shaw as trustees of The John Lovering 2008 Discretionary Settlement Trust.

6. Description of shares (including class), debentures or derivatives or financial instruments relating to shares

Ordinary shares of £0.0001 each

7. Name of registered shareholders(s) and, if more than one, the number of shares held by each of them

Giltspur Limited - 150,000

John Lovering - 5,612,780

8. State the nature of the transaction

A gift from John Lovering to John Lovering, Brenda Joan Lovering and Nicholas Shaw as trustees of The John Lovering 2008 Discretionary Settlement Trust.

9. Number of shares, debentures or financial instruments relating to shares acquired

5,762,780

10. Percentage of issued class acquired (treasury shares of that class should not be taken into account when calculating percentage)

0.67%

11. Number of shares, debentures or financial instruments relating to shares disposed

5,762,780

12. Percentage of issued class disposed (treasury shares of that class should not be taken into account when calculating percentage)

0.67%

13. Price per share or value of transaction

Gift

14. Date and place of transaction

3rd April 2008

15. Total holding following notification and total percentage holding following notification (any treasury shares should not be taken into account when calculating percentage)

Following this notification, John Lovering and his connected persons are interested in 6,402,780 shares which is 0.75%

16. Date issuer informed of transaction

4th April 2008

If a person discharging managerial responsibilities has been granted options by the issuer complete the following boxes

17 Date of grant

n/a

18. Period during which or date on which it can be exercised

n/a

19. Total amount paid (if any) for grant of the option

n/a

20. Description of shares or debentures involved (class and number)

n/a

21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at the time of exercise

n/a

22. Total number of shares or debentures over which options held following notification

n/a

23. Any additional information

None

24. Name of contact and telephone number for queries

Paul Eardley - Company Secretary - 020 7408 3529

25. Date of Notification

4th April 2008

END

END
RDSEALLLEEFPEFE

RNS

REG-Debenhams plc Director/PDMR Shareholding

Released: 04/04/2008

RNS Number:6686R
Debenhams plc
04 April 2008

NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY OR CONNECTED PERSONS

1. Name of the issuer

Debenhams plc

2. Notification relates to a transaction notified in accordance with DTR 3.1.4R (1)(a)

3. Name of person discharging managerial responsibilities/director

Christopher Woodhouse

4. State whether notification relates to a person connected with a person discharging managerial responsibilities/director named in 3 and identify the connected person

Yes, Nicholas John Shaw a trustee of The Christopher Woodhouse 2008 Discretionary Settlement Trust

5. Indicate whether the notification is in respect of a holding of the person referred to in 3 or 4 above or in respect of a non-beneficial interest

The notification relates to a gift from Christopher Woodhouse to Christopher Woodhouse and Nicholas John Shaw as trustees of The Christopher Woodhouse 2008 Discretionary Settlement Trust.

6. Description of shares (including class), debentures or derivatives or financial instruments relating to shares

Ordinary shares of £0.0001 each

7. Name of registered shareholders(s) and, if more than one, the number of shares held by each of them

Christopher Woodhouse

8. State the nature of the transaction

A gift from Christopher Woodhouse to Christopher Woodhouse and Nicholas John Shaw as trustees of The Christopher Woodhouse 2008 Discretionary Settlement Trust.

9. Number of shares, debentures or financial instruments relating to shares acquired

11,558,795

10. Percentage of issued class acquired (treasury shares of that class should not be taken into account when calculating percentage)

1.35%

11. Number of shares, debentures or financial instruments relating to shares disposed

11,598,795

12. Percentage of issued class disposed (treasury shares of that class should not be taken into account when calculating percentage)

1.35%

13. Price per share or value of transaction

Gift

14. Date and place of transaction

3rd April 2008

15. Total holding following notification and total percentage holding following notification (any treasury shares should not be taken into account when calculating percentage)

Following this notification, Christopher Woodhouse and his connected persons are interested in 11,598,795 shares which is 1.35%.

16. Date issuer informed of transaction

4th April 2008

If a person discharging managerial responsibilities has been granted options by the issuer complete the following boxes

17 Date of grant

n/a

18. Period during which or date on which it can be exercised

n/a

19. Total amount paid (if any) for grant of the option

n/a

20. Description of shares or debentures involved (class and number)

n/a

21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at the time of exercise

n/a

22. Total number of shares or debentures over which options held following notification

n/a

23. Any additional information

None

24. Name of contact and telephone number for queries

Paul Eardley - Company Secretary - 020 7408 3529

25. Date of Notification

4th April 2008

END

This information is provided by RNS
The company news service from the London Stock Exchange

END
RDSEALLLEEKPEFE

NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY OR CONNECTED PERSONS

1. Name of the *issuer*

Debenhams plc

2. Notification relates to a transaction notified in accordance with DTR 3.1.4R(1)(a)

3. Name of *person discharging managerial responsibilities/director*

Michael Sharp

4. State whether notification relates to a *person* connected with a *person discharging managerial responsibilities/director* named in 3 and identify the *connected person*

Yes, Elaine Agnes Sharp .

5. Indicate whether the notification is in respect of a holding of the *person* referred to in 3 or 4 above or in respect of a non-beneficial interest

The notification relates to a gift from Michael Sharp to Elaine Agnes Sharp..

6. Description of *shares* (including *class*), debentures or derivatives or financial instruments relating to *shares*

Ordinary shares of £0.0001 each

7. Name of registered shareholders(s) and, if more than one, the number of *shares* held by each of them

Michael Sharp

8. State the nature of the transaction

A gift of 60,758 shares from Michael Sharp to Elaine Agnes Sharp

9. Number of *shares*, debentures or financial instruments relating to *shares* acquired

60,758

10. Percentage of issued *class* acquired (*treasury shares* of that *class* should not be taken into account when calculating percentage)

0.007%

11. Number of *shares*, debentures or financial instruments relating to *shares* disposed

60,758

12. Percentage of issued *class* disposed (*treasury shares* of that *class* should not be taken into account when calculating percentage)

0.007%

13. Price per *share* or value of transaction

Gift

14. Date and place of transaction

28 March 2008

15. Total holding following notification and total percentage holding following notification (any *treasury shares* should not be taken into account when calculating percentage)

Following this notification MichaelSharp and his connected persons are interested in 5,419,549 shares which is 0.63%

16. Date issuer informed of transaction

1 April 2008

If a *person discharging managerial responsibilities* has been granted options by the *issuer* complete the following boxes

17 Date of grant

n/a

18. Period during which or date on which it can be exercised

n/a

19. Total amount paid (if any) for grant of the option

n/a

20. Description of *shares* or debentures involved (*class* and number)

n/a

21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at the time of exercise

n/a

22. Total number of *shares* or debentures over which options held following notification

n/a

23. Any additional information

None

24. Name of contact and telephone number for queries

Paul Eardley – Company Secretary – 020 7408 3529

25. Date of Notification

1 April 2008

END

NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY OR CONNECTED PERSONS

1. Name of the *issuer*

Debenhams plc

2. Notification relates to a transaction notified in accordance with DTR 3.1.4R(1)(a)

3. Name of *person discharging managerial responsibilities/director*

Robert Templeman

4. State whether notification relates to a *person* connected with a *person discharging managerial responsibilities/director* named in 3 and identify the *connected person*

Yes, Jennifer Ann Templeman

5. Indicate whether the notification is in respect of a holding of the *person* referred to in 3 or 4 above or in respect of a non-beneficial interest

The notification relates to a gift from Robert Templeman to Jennifer Ann Templeman

6. Description of *shares* (including *class*), debentures or derivatives or financial instruments relating to *shares*

Ordinary shares of £0.0001 each

7. Name of registered shareholders(s) and, if more than one, the number of *shares* held by each of them

Robert Templeman

8. State the nature of the transaction

A gift of 250,000 shares from Robert Templeman to Jennifer Ann Templeman

9. Number of *shares*, debentures or financial instruments relating to *shares* acquired

250,000

10. Percentage of issued *class* acquired (*treasury shares* of that *class* should not be taken into account when calculating percentage)

0.03%

11. Number of *shares*, debentures or financial instruments relating to *shares* disposed

250,000

12. Percentage of issued *class* disposed (*treasury shares* of that *class* should not be taken into account when calculating percentage)

0.03%

13. Price per *share* or value of transaction

Gift

14. Date and place of transaction

28th March 2008

15. Total holding following notification and total percentage holding following notification (any *treasury shares* should not be taken into account when calculating percentage)

Following this notification Robert Templeman and his connected persons are interested in 12,941,638 shares which is 1.51%

16. Date issuer informed of transaction

1 April 2008

If a *person discharging managerial responsibilities* has been granted options by the *issuer* complete the following boxes

17 Date of grant

n/a

18. Period during which or date on which it can be exercised

n/a

19. Total amount paid (if any) for grant of the option

n/a

20. Description of *shares* or debentures involved (*class* and number)

n/a

21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at the time of exercise

n/a

22. Total number of *shares* or debentures over which options held following notification

n/a

23. Any additional information

None

24. Name of contact and telephone number for queries

Paul Eardley – Company Secretary – 020 7408 3529

25. Date of Notification

1 April 2008

END

RNS Number:0735R
Debenhams plc
28 March 2008

TR-1 NOTIFICATION OF MAJOR INTERESTS IN SHARES

1. Identity of the issuer or the underlying issuer of existing shares to which voting rights are attached:

Debenhams plc

2. Reason for the notification

A disposal of voting rights.

3. Full name of person(s) subject to the notification obligation:

Merrill Lynch & Co., Inc.

4. Full name of shareholder(s) (if different from 3.):

ML Cayman Positions, Ltd

ML Global Private Equity Partners, L.P.

Merrill Lynch Ventures L.P. 2001

5. Date of the transaction (and date on which the threshold is crossed or reached if different)[i]:

26 March 2008

6. Date on which issuer notified:

28 March 2008

7. Threshold(s) that is/are crossed or reached

3, 4, 5 and 6%

8. Notified details:

A: Voting rights attached to shares

Situation previous to the Triggering Transaction: 53,443,493 ordinary shares of 0.01p each, number of voting rights: 53,443,493.

Resulting situation after the triggering transaction: Number of shares (direct): 0, Number of voting rights: 0 (direct) 0 (indirect), % of voting rights: 0% (direct) 0% (indirect).

B: Financial Instruments

N/A

Total A +B

0 voting rights = 0% of voting rights

9. Chain of controlled undertakings through which the voting rights and/or the financial instruments are effectively held, if applicable.

Merrill Lynch & Co, Inc. is the ultimate parent company of the three former shareholders listed above. It holds 100% of the share capital of ML Cayman Positions, Ltd through Merrill Lynch International Incorporated; it holds 100% of the share capital of the general partner of ML Global Private Equity Partners, L.P. through Merrill Lynch Group, Inc; and it holds 100% of the share capital of the general partner of Merrill Lynch Ventures L.P. 2001 through Merrill Lynch Group, Inc. The general partner of ML Global Private Equity Partners, L.P. is Merrill Lynch GP, Inc. and the general partner of Merrill Lynch Ventures L.P. 2001 is Merrill Lynch Ventures, LLC.

Proxy Voting:

10. Name of the proxy holder:

N/A

11. Number of voting irghts proxy holder will cease to hold:

N/A

12. Date of which proxy holder will cease to hold voting rights:

N/A

13. Additional Information:

N/A

14. Contact Name:

Paul Eardley

Company Secretary

15. Contact telephone number:

020 7408 3529

END

REG-Debenhams plc Trading Update

RECEIVED
2008 APR 17 P 12: 19
OFFICE OF INTERNATIONAL CORPORATE FINANCE

Released: 18/03/2008

RNS Number:2925Q
Debenhams plc
18 March 2008

18 March 2008

DEBENHAMS plc

FIRST HALF TRADING UPDATE

Debenhams plc, the leading department stores group, today releases a trading update for the 26 weeks ended 1 March 2008.

Sales for the 26 weeks ended 1 March 2008 were 1.2% higher than the prior year. Like-for-like sales for the period were 0.7% lower than last year, reflecting challenging trading conditions across the sector in January and February. Despite this, Debenhams has gained market share in all major clothing categories.

Gross margin for the first half is expected to be down year-on-year by some 20 basis points. This is largely due to price realignments in some ranges in the second half of last year, particularly in menswear. Terminal stocks are as planned and remain at historical levels.

Profit before tax for the first half is expected to be in line with market estimates.

Debenhams' interim results will be announced on 15 April 2008.

Commenting on the first half sales, Rob Templeman, CEO of Debenhams, said:

"Following a good performance over Christmas and the January sale, market conditions were tough through the remainder of January and February. Nevertheless, we are pleased with the response of customers to our new season's ranges and to the improvements we have made in quality, design and value at all price levels, as evidenced by our market share gains.

"The macro economic climate leads us to expect the retail environment to remain challenging and we are therefore focusing on driving sales, gaining market share and controlling our stocks and cost base."

A conference call will be held today at 8:30am on 0845 1130070 (UK) or +44 (0) 1452 562717 (overseas), conference ID 39283991. A replay of the call will be available for seven days on 0845 2455205 (UK) or +44 (0) 1452 550000 (overseas), PIN 39283991#.

Enquiries

Debenhams plc
Rob Templeman, Chief Executive
Chris Woodhouse, Finance Director 020 7408 3302
Lisa Williams, Investor Relations 020 7408 3304

Financial Dynamics
Jonathon Brill 020 7269 7170
Billy Clegg 020 7269 7157
Caroline Stewart 020 7269 7227

High resolution images are available for media to view and download free of charge from www.prshots.com/Debenhams.

Statements made in this announcement that look forward in time or that express management's beliefs, expectations or estimates regarding future occurrences and prospects are "forward-looking statements" within the meaning of the United States federal securities laws. These forward-looking statements reflect Debenhams' current expectations concerning future events and actual results may differ materially from current expectations or historical results. Any such forward-looking statements are subject to various risks and uncertainties, including: Debenhams' ability to accurately predict customer preferences and demands; the effectiveness of Debenhams' brand awareness and marketing programmes; the occurrence of weak sales during peak selling seasons or extreme or unseasonal weather conditions; difficult market conditions and fragile consumer confidence; competitive factors in the highly competitive retail industry; Debenhams' ability to successfully implement its new store rollout and department store refurbishment/modernization strategy; Debenhams' ability to maintain its relationships with certain designers and its significant concession partner; and currency fluctuations and currency risk.

* * *

Additional risk factors that you may want to consider are: Debenhams' ability to retain key management and personnel; disruptions or other adverse events affecting Debenhams' relationship with its major suppliers or its store card provider; factors outside Debenhams' control, such as changes in the financial or equity markets, adverse economic conditions or a downturn in the retail industry, or damage or interruptions due to operational disruption, natural disaster, war or terrorist activity; and work stoppages; slowdowns or strikes.

Notes to Editors

Debenhams is a leading department stores group with a strong presence in key product categories, such as womenswear, menswear, homeware and health and beauty.

Debenhams has a total of 135 department stores in the UK and Republic Ireland and 10 Desire by Debenhams stores, which are a new small store concept featuring a mix of womenswear, accessories, lingerie, cosmetics and childrenswear. Debenhams has a further 40 international franchise stores in 16 countries and an online store, www.debenhams.com, through which much of the Debenhams' range is available.

Debenhams is the second largest department store chain in the UK.

Designers at Debenhams include Ted Baker, Jasper Conran, Theo Fennell, Pearce Fionda, Frost French, Betty Jackson, Ben de Lisi, Julien Macdonald, John Richmond, John Rocha and Matthew Williamson.

END
TSTFGGMFVNLGRZM

RNS

REG-Debenhams plc Site Visit

Released: 11/03/2008

RNS Number:7839P
Debenhams plc
11 March 2008

11 March 2008

DEBENHAMS plc
STORE VISIT

Debenhams plc will today be hosting a visit for investors and analysts to its store in Derby. No new trading or financial information will be provided.

Debenhams will provide an update on trading in the first half of the year on Tuesday 18 March followed by the interim results on Tuesday 15 April.

Enquiries

Debenhams plc	
Lisa Williams, Investor Relations	020 7408 3304
Financial Dynamics	
Jonathon Brill	020 7269 7170
Caroline Stewart	020 7269 7227

High resolution images are available for media to view and download free of charge from www.prshots.com/Debenhams.

Notes to Editors

Debenhams is a leading department stores group with a strong presence in key product categories, such as womenswear, menswear, homeware and health and beauty.

Debenhams has a total of 136 department stores in the UK and Republic Ireland and 10 Desire by Debenhams stores, which are a new small store concept featuring a mix of womenswear, accessories, lingerie, cosmetics and childrenswear. Debenhams has a further 40 international franchise stores in 16 countries and an online store, www.debenhams.com, through which much of the Debenhams' range is available.

Debenhams is the second largest department store chain in the UK.

Designers at Debenhams include Ted Baker, Jasper Conran, Theo Fennell, Pearce Fionda, Frost French, Betty Jackson, Ben de Lisi, Julien Macdonald, John Richmond, John Rocha and Matthew Williamson.

RNS ANNOUNCEMENTS

REG-Debenhams plc Holding(s) in Company

Released: 06/03/2008

RNS Number:5664P
Debenhams plc
06 March 2008

TR-1 NOTIFICATION OF MAJOR INTERESTS IN SHARES

1. Identity of the issuer or the underlying issuer of existing shares to which voting rights are attached:

Debenhams plc

2. Reason for the notification

An acquisition or disposal of voting rights

3. Full name of person(s) subject to the notification obligation:

JPMorgan Chase & Co

4. Full name of shareholder(s) (if different from 3):

J.P.Morgan Securities Limited

5. Date of the transaction (and date on which the threshold is crossed or reached if different):

28 February 2008

6. Date on which issuer notified:

6 March 2008

7. Threshold(s) that is/are crossed or reached

11%, 10% and 5%

8. Notified details:

Class/type of shares

GB00B126KH97

Voting rights attached to shares

Situation previous to the Triggering Transaction:

94,840,093 shares

Percentage of voting rights

11.04%

Resulting situation after the triggering transaction:

Number of voting rights Direct 0 , Indirect 0

Percentage of voting rights Direct 0% Indirect 0%

B: Financial Instruments

N/A

Total A +B

Number of voting rights 0

Percentage of voting rights 0%

9. Chain of controlled undertakings through which the voting rights and/or the financial instruments are effectively held, if applicable.

N/A

Proxy Voting:

10. Name of the proxy holder: N/A

11. Number of voting rights proxy holder will cease to hold:N/A

12. Date on which proxy holder will cease to hold voting rights: N/A

13. Additional Information:

14. Contact Name/Telephone Number:

Paul Eardley

Company Secretary

Telephone 020 7408 3529

END
HOLILFSRVVIRIIT

RNS ANNOUNCEMENTS

REG-Debenhams plc Holding(s) in Company

Released: 06/03/2008

RNS Number:5670P
Debenhams plc
06 March 2008

TR-1 NOTIFICATION OF MAJOR INTERESTS IN SHARES

1. Identity of the issuer or the underlying issuer of existing shares to which voting rights are attached:

Debenhams plc

2. Reason for the notification

An acquisition or disposal of voting rights

3. Full name of person(s) subject to the notification obligation:

UBS Investment Bank

4. Full name of shareholder(s) (if different from 3):

UBS AG

5. Date of the transaction (and date on which the threshold is crossed or reached if different):

4 March 2008

6. Date on which issuer notified:

6 March 2008

7. Threshold(s) that is/are crossed or reached

14%

8. Notified details:

Class/type of shares

GB00B126KH97

Voting rights attached to shares

Situation previous to the Triggering Transaction:

124,817,837 shares

Percentage of voting rights

14.53%

Resulting situation after the triggering transaction:

Number of voting rights Direct 115,173,869 , Indirect

Percentage of voting rights Direct 13.40% Indirect

B: Financial Instruments

N/A

Total A +B

Number of voting rights 115,173,869

Percentage of voting rights 13.40%

9. Chain of controlled undertakings through which the voting rights and/or the financial instruments are effectively held, if applicable.

Proxy Voting:

10. Name of the proxy holder: N/A

11. Number of voting rights proxy holder will cease to hold: N/A

12. Date on which proxy holder will cease to hold voting rights: N/A

13. Additional Information:

14. Contact Name/Telephone Number:

Paul Eardley

Company Secretary

Telephone 020 7408 3529

END
HOLILFSRVRIRIIT

END